

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02017779

NO ACT
P.E 12-18-01
1-00225

February 1, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/1/2002

Ronald D. McCray
Vice President, Associate General Counsel
and Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100

Re: Kimberly-Clark Corporation
Incoming letter dated December 18, 2001

Dear Mr. McCray:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Kimberly-Clark Corporation by Nick Rossi. We also have received a letter on behalf of the proponent dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Nick Rossi
c/o John Chevedden at
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278



Ronald D. Mc Cray
Vice President
Associate General Counsel
and Secretary

December 18, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On November 8, 2001, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed shareholder resolution and supporting statement (together, the "Proposal") for inclusion in the proxy materials to be distributed in connection with the Company's 2002 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal calls for shareholder approval of any poison pill and for the Company to redeem or terminate any such poison pill now in effect unless approved by shareholders at the next shareholder meeting. A copy of the Proposal and the letter that accompanied it are attached hereto as Exhibit A.

The Proposal was purportedly submitted by Mr. Nick Rossi ("Mr. Rossi"), a Company shareholder. In a letter accompanying the Proposal, Mr. Rossi states that he has appointed "Mr. John Chevedden and/or his designee to substitute for [him], including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting."

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f) and Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, the Proposal and the exhibits referred to in this letter.

I. SUMMARY OF THE COMPANY'S POSITION

The Company intends to exclude the Proposal from the Proxy Materials for the following reasons:

A. Mr. Chevedden, not Mr. Rossi, is the true proponent of the Proposal. Mr. Chevedden is not a Company shareholder and is therefore not eligible to submit a proposal.

B. The Proposal contains materially false and misleading statements within the meaning of Rule 14a-9 and therefore may be properly excluded pursuant to Rule 14a-8(i)(3).

II. DISCUSSION

A. Ineligibility of Mr. Chevedden to Submit the Proposal

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal to a company, a person must have continuously held at least $2000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. As Mr. Chevedden is not a shareholder of the Company, he is not, pursuant to Rule 14a-8(b)(1), eligible to submit the Proposal.

The letter accompanying Mr. Chevedden's Proposal is ostensibly from Mr. Rossi, a shareholder of the Company. The Company, however, believes that Mr. Chevedden is the actual proponent and that Mr. Rossi is merely a vehicle, or a nominal proponent, for Mr. Chevedden in submitting the Proposal. The following facts support this belief:

1. Similarity to Other Chevedden Proposals

Mr. Chevedden, acting either as a shareholder or holding himself out as a representative of shareholders, has submitted substantially similar shareholder proposals on the topic of "poison pills" to a number of other corporations. In the last year alone, these included APW Ltd., Actuant Corporation, General Motors Corporation, Southwest Airlines Co., General Dynamics Corporation, and Raytheon Company.

While the form of each of Mr. Chevedden's proposals and supporting statements varies slightly one from the next, some portions are virtually identical across these proposals in both wording and style. This leads the Company to believe that Mr. Chevedden is the author and true proponent of the proposal it received in the name of Mr. Rossi.

For example, the reference to Nell Minow and Robert Monks' Power and Accountability (discussed further in B. below) is present in the identical form in the supporting statement to the Proposal and the supporting statements to proposals Mr. Chevedden sent to APW Ltd., Actuant Corporation, and General Motors Corporation. In all of these proposals, Mr. Chevedden's claim, "Pills adversely affect shareholder value," appears on one line. It is followed by two lines of text, both indented, the first of which gives the title of the book and the second of which gives the authors' names. The APW, Actuant, and General Motors supporting statements are attached hereto as Exhibits B, C and D.

There are other similarities as well. In the Proposal, Mr. Chevedden makes the following claim: "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes)." In several of his other supporting statements, Mr. Chevedden uses the identical form, with slight alterations to the word order and figures. See, e.g., Exhibits B, C and D hereto.

The extent of the similarities in these proposals in terms of the purpose, the wording, and the style, coupled with the number of similar proposals, leads the Company to believe that Mr. Chevedden, and not Mr. Rossi, is the author and true proponent of the Proposal.

2. Inability to contact Mr. Rossi

The letter accompanying the Proposal provides a post office box address as the sole method of contacting Mr. Rossi, while it provides a phone number, a fax number, and a mailing address for Mr. Chevedden. On November 21, the Company attempted to contact Mr. Rossi by sending him a letter at the post office box address, informing him of the Company's intent to exclude the Proposal from the proxy materials, based on the belief that Mr. Chevedden is the true proponent. On the same date, the Company sent a similar letter to Mr. Chevedden.

While the Company received no response from Mr. Rossi, Mr. Chevedden did respond. On November 27, Mr. Chevedden sent an email to Mr. Ronald McCray, the Secretary of the Company, asking whether the Company believed that Mr. Rossi was eligible to submit the Proposal. The Company replied to Mr. Chevedden by e-mail that same day, confirming that Mr. Rossi would be eligible and requesting Mr. Rossi's telephone number. Mr. Chevedden replied to this email twice, on November 28 and December 3, but did not provide any further contact information for Mr. Rossi. On December 6, the Company wrote to Mr. Chevedden again, this time by letter sent by Federal Express, and again asked for Mr. Rossi's contact information. The Company has still not received the information.[1]

Mr. Chevedden's failure to provide contact information for Mr. Rossi has made it impossible for the Company to contact its shareholder, Mr. Rossi, to inquire as to whether Mr. Chevedden is truly representing Mr. Rossi, or whether Mr. Rossi is simply a nominal proponent being used to advance Mr. Chevedden's agenda. The ability to contact the actual shareholder in a situation such as this has taken on additional importance since the Staff's decision in TRW Inc. (Jan. 24, 2001). In *TRW*, the Staff agreed with TRW that the shareholder who submitted the proposal, Thomas Wallenberg, was a "nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW." Information that the Company gleaned through a direct conversation with its shareholder was critical to the Staff's decision. In *TRW*, Mr. Wallenberg told TRW that he had agreed to sponsor Mr. Chevedden's proposal "after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." He further advised TRW that "Mr. Chevedden had drafted the proposal" and that he was "acting to support Mr. Chevedden and the efforts of Mr. Chevedden." These factors led the Staff to advise TRW that it would not recommend enforcement action if TRW excluded the proposal.

The Company twice asked Mr. Chevedden to provide it with Mr. Rossi's contact information. Mr. Chevedden's failure to respond to these requests has made it impossible for the Company to learn whether the facts that led the Staff not to recommend enforcement action in *TRW* (or even worse facts) are also present here. Given that Mr. Chevedden has made it impossible for the Company to contact its shareholder, the Company believes that it would be reasonable for the Staff to presume such facts do exist.

In the introduction to Staff Legal Bulletin No. 14, the Staff noted that one of the purposes of Rule 14a-8 is to provide "an avenue

[1] A copy of each of these letters and emails is included in Exhibit E.

for communication between shareholders and companies." By refusing to provide the Company access to Mr. Rossi, Mr. Chevedden is undermining this goal. He has made it impossible for the Company to approach Mr. Rossi to explain its position to him and settle his concerns so that he might withdraw the Proposal. He has established himself as the ultimate decision-maker for all matters related to this Proposal. He has attempted to assume the role of a shareholder proponent but he does not own any Company shares. The Company should therefore be permitted to exclude the Proposal.

B. The Proposal Contains False and Misleading Statements in Violation of Rule 14a-9 and Therefore May Be Excluded Pursuant to Rule 14a-8(i)(3).

The Company has concluded that the Proposal contains numerous false and misleading statements. These statements violate Rule 14a-9, and the Proposal may therefore be excluded pursuant to Rule 14a-8(i)(3).

The Staff has frequently stated that it would have no objection to the exclusion of a proposal as false or misleading unless certain statements are deleted, factually supported, or recast as the proponent's opinion. See, e.g., General Motors Corporation (April 10, 2000), The Home Depot, Inc. (April 4, 2000), Alaska Air Group, Inc. (March 26, 2000), Electronic Data Systems Corporation (March 24, 2000). As the Proposal is replete with false and misleading statements, as discussed below, we ask that the Staff not object to the exclusion of the Proposal in its entirety from the Proxy Materials. In the alternative, we ask that the Staff require that the below-mentioned claims be deleted, factually supported, or recast as the proponent's opinion, allowing exclusion as a proper response to the Proponent's noncompliance with such requirement.

The Proposal is false and/or misleading in the following respects:

1. Mr. Chevedden implies that the Company might not currently have a poison pill. In the first paragraph, he requests that the "Board of Directors seek shareholder approval prior to adopting any poison pill." In the second paragraph, he states that the "poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future" and he explains that the Board could adopt a pill "(1) At any time (2) In a short period of time (3) Without shareholder approval." The Company, however, already has a poison pill. Statements in the Proposal that suggest

otherwise run the risk of confusing and misleading shareholders regarding the Company's current takeover defenses.

2. Under the heading "Negative Effects of Poison Pills on Shareholder Value," Mr. Chevedden claims that a "study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits." The study (the "1986 Study") to which he refers was published by the Office of the Chief Economist of the Commission in 1986. While it is true that the 1986 Study did find "evidence" that the "negative effect of poison pills . . . outweigh benefits," Mr. Chevedden's statement is nonetheless misleading in that the "evidence" that was found has nothing to do with the Company's current situation. The 1986 Study reviewed the short-term stock price impact of the adoption of a poison pill.[2] The Company, however, adopted a poison pill in 1988. The short-term price effects of adoption are therefore no longer relevant to the Company's evaluation of its options with respect to its poison pill. By citing the 1986 Study in support of the Proposal, Mr. Chevedden suggests that the 1986 Study supports his contention that the Company's poison pill should now be terminated or redeemed. It does not.

3. Under the heading "Additional Support for this Proposal Topic," Mr. Chevedden cites Power and Accountability, by Nell Minow and Robert Monks, for the bald proposition that "[p]ills adversely affect shareholder value." This citation is false and misleading, as Mr. Chevedden's proposition is not at all the conclusion reached by Minow and Monks in Power and Accountability. Rather, they state:

> The evidence to date on the value of pills has been inconclusive. One type of study has examined the price movement of company stock following the adoption of a pill. Some have suggested that adoption of a pill increases share value; some say the opposite. Another set of studies has focused on how pills are used in practice.

---

[2] For most of the companies in the study, the reviewed period was the two days immediately following announcement of adoption. For the 30 companies in the study that were engaged in a control contest at the time of adoption, the 1986 Study also looked at price movements over a six-month period.

Some of these suggest that companies with pills generally receive higher takeover premiums than companies without pills; others disagree.

This excerpt is from http://www.ragm.com/library/books/poweracc/chapter2.html#section16, where the entirety of the text is available. Incidentally, Mr. Chevedden has been citing this book frequently, all the while falsely presenting his opinion as the conclusion of the authors, in supporting statements for proposals he has sent to numerous other corporations, including Raytheon Company, Actuant Corporation, APW Ltd., and General Motors Corporation. Earlier this year, the Staff required that a substantially similar claim be excluded from the supporting statement of the proposal to Raytheon. See Raytheon Company (February 26, 2001). The fact that similar language is present in the Proposal in this instance implies bad faith on the part of Mr. Chevedden, as he must well know by now that his representation of the conclusion in Power and Accountability is false.

4. Under the same heading, Mr. Chevedden refers to an Internet site for the Council of Institutional Investors, www.cii.org/ciicentral/policies.htm. Attempting to access this page results in an error message.

5. Under the heading "Institutional Investor Support for Shareholder Vote," Mr. Chevedden claims that "[m]any institutional investors believe poison pills should be voted on by shareholders." He fails to identify which investors or how their beliefs came to be known by him. He follows this claim with several other propositions that similarly lack cited authority, such as "a poison pill can insulate management at the expense of shareholders." Without cited authority, these claims are merely Mr. Chevedden's opinions and should be cited as such, but their placement under this heading falsely and misleadingly represents them as conclusions reached by "institutional investors" generally.

6. Under the heading "Institutional Investor Support is High-Caliber Support," Mr. Chevedden makes the unsupported claim that "this proposal topic has significant institutional support." In the next sentence, he claims that the "shareholder right to vote on poison pill resolutions … at 26 major companies in 2000" received an average of fifty-seven percent of the votes in favor. This claim is

similarly without reference to any source. Aside from being unsubstantiated, this second sentence is misleading as well, as it says nothing about institutional investor support.

While the Company realizes that the average proponent cannot be expected to cite meticulously each sentence in a supporting statement, *not one* of the claims by Mr. Chevedden described in paragraphs 5 and 6 above has *any* valid cited support whatsoever.

The false and misleading claims discussed above, when taken together, make up the bulk of the supporting statement. As such, we ask that the Staff not recommend enforcement if the Company excludes the entire Proposal pursuant to Rule 14a-8(i)(3). In the alternative, we ask that the Staff not recommend enforcement action if the Company omits the above-mentioned false and misleading portions of the supporting statement.

III. CONCLUSION

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials. The Company requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if the Company does so. Alternatively, if the Staff cannot concur that the Proposal may be excluded in its entirety, the Company requests that the Staff not recommend enforcement if the Company excludes the false and misleading portions of the statement discussed above.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 972-281-1218.

Very truly yours,

Ronald D. Mc Cray
Vice President, Associate General Counsel and Secretary
Kimberly-Clark Corporation

cc: Nick Rossi
John Chevedden



EXHIBIT A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

FX: 972/281-1578
FX: 972/281-1435
PH: 972/281-1200

Mr. Wayne Sanders
Chairman, CEO
Kimberly-Clark Corp. (KMB)
P.O. Box 619100
Dallas, TX 75261

Dear Mr. Sanders,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Record Holder
Kimberly-Clark Corp.

Nov 5-01
Date

cc:
Ronald McCray
Corporate Secretary
FX: 972/281-1578

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.



EXHIBIT B

EXHIBIT B

Proposal and Supporting Statement Submitted to APW Ltd. by John Chevedden
Attachment 2 of SEC Letter to APW Ltd. (October 17, 2001)

August 6, 2001
PROPOSAL 3
This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Resolved:
SHAREHOLDER VOTE ON POISON PILLS ? PROPOSAL TITLE THIS TOPIC WON SHAREHOLDER APPROVAL AT THE RELATED ACTUANT 2001 ANNUAL MEETING

APW Ltd. was spun off from Actuant/Applied Power in 2000. Applied Power shareholders then became shareholders of both APW and Actuant.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.

2) Poison pills adversely affect shareholder value.

POWER AND Accountability
By Nell Minow and Robert Monks

Shareholder proposals on this topic won 57%-approval from shareholders at major companies in 2000.

The Council of Institutional Investors (www.cii.org) an association of institutional investors whose assets exceed $ 1 Trillion recommends poison pills first be approved by shareholders.

Institutional investors own an overwhelming majority 82% of APW stock.

Furthermore, institutional investors have a fiduciary duty to vote in the best interest of

The company is requested to insert the correct proposal number based on the date of proposal submittal.



EXHIBIT C

EXHIBIT C

Proposal and Supporting Statement Submitted to Actuant Corporation by John Chevedden

Attachment 4 of SEC Letter to Actuant Corporation (October 16, 2001)

August 10, 2001

3 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including ballots. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

THE TOPIC THAT WON FORMAL SHAREHOLDER APPROVAL

AT THE ACTUANT 2001 ANNUAL MEETING

Shareholders request the Board redeem any poison pill issued previously, unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278. This proponent offered to withdraw the proposal if the company took steps to adopt it and not wait for a second formal shareholder approval vote.

The Board chose to accept the 2001 shareholder votes cast in favor of their proposals:
1) For lucrative management and director compensation plans and
2) For their own election
Yet the board rejected shareholder votes cast for shareholder proposals.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.

2) Poison pills adversely affect shareholder value.

POWER AND ACCOUNTABILITY

By Nell Minow and Robert Monks

. Shareholder proposals on the topic of this proposal achieved 57% approval from shareholders at major companies in 2000.

. The Council of Institutional Investors (wwww.cii.org) - an association of Institutional Investors whose assets exceed $ 1 Trillion - recommends poison pills first be approved by shareholders.

. Institutional investors own 59% of Actuant stock.



EXHIBIT D

What Incentive is there for good corporate governance - highlighted by shareholder vote on poison pills?
A survey by McKinsey & Co., International management consultant, shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

Improve Board Performance
It is believed that greater management accountability, in part through shareholder vote on poison pills, will improve Actuant performance. Actuant is believed burdened with the following obsolete practices - not in the best interest of shareholders according to a significant number of institutional investors:
. Shareholders are not allowed to ratify independent auditors.
. Shareholder votes are not confidential - thus shareholders can be lobbied by a telephone bank to change their vote.
. Directors are allowed to own absolutely no stock.
. Three of the total of 7 directors have links to Actuant and/or APW Ltd.
. 66% of the nominating committee has links to Actuant and/or APW Ltd.
The Council of Institutional Investors holds that the nominating committee should be 100% independent. Yet 66% are not independent at Actuant.

Greater Management Accountability
It is believed that a step toward greater management accountability through this proposal will make Actuant better prepared in facing these challenges:
. Actuant CEO warned that the company doesn't expect a turnaround through February 2002.
. The company's diluted earnings were 8 cents per share, compared with $ 1.59 per share last year.
. Actuant was saddled with debt when it spun off its electronics business as APW in July 2001.

Vote yes for:

SHAREHOLDER VOTE ON POISON PILLS

THE TOPIC THAT WON FORMAL SHAREHOLDER APPROVAL

AT THE ACTUANT 2001 ANNUAL MEETING

YES ON 3

Brackets "[]" enclose text not Intended for publication.

The above format is Intended for publication.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

EXHIBIT D

Proposal and Supporting Statement Submitted to General Motors Corporation by John Chevedden for Ray T. Chevedden and Veronica G. Chevedden

Attachment 1 of SEC Letter to General Motors Corporation (March 29, 2001)

Proposal 8

ENHANCE SPIN-OFF MANAGEMENT

GM SPIN-OFFS TO RETAIN GM'S GOOD CORPORATE STANDARDS

This proposal is submitted by Ray T. Chevedden and Veronica G. Chevedden.

RESOLVED:

ENHANCE SPIN-OFF MANAGEMENT

GM SPIN-OFFS TO RETAIN GM'S GOOD CORPORATE STANDARDS

General Motors shareholders request that spin-off companies have the same good corporate governance standards as GM or that shareholders have the opportunity to vote as a separate issue on retaining GM's standards or adopting a different package of standards for the spin-off company.

SUPPORTING STATEMENT:

GM shareholders are entitled to the same good standards that they have as GM shareholders - when they acquire stock involuntarily in GM spin-off companies. This was not the case with the Delphi Automotive spin-off. GM shareholders now INVOLUNTARILY own Delphi stock and have devalued management standards at the highest level at Delphi. Shareholders did not have an opportunity to vote for these devalued standards.

Delphi has many corporate governance practices that are regressive compared to GM - as measured by the standards of many institutional investors. Delphi is 64% owned by institutional investors and a further 16% owned by mutual funds.

One key regressive rule adopted by Delphi is a POISON PILL not subject to shareholder vote.

. Poison pills give directors absolute veto power over any proposed business combination no matter how beneficial it might be for the shareholders.

. Pills adversely affect shareholder value.

Nell Minow and Robert Monks in their book,
Power and Accountability

. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999.

Investor Responsibility Research Center's Corporate Governance Bulletin, April-June 1999

. The Council of Institutional Investors (www.cii.org) recommends shareholder approval of all poison pills in its Shareholder Bill of Rights.

Delphi also adopted the following company core-practices that are not competitive - according to many institutional shareholders and proxy analysts:
. No annual election of each director.
. No cumulative voting.
. Shareholders may not call special meetings.

Delphi stock fell from $ 21 in April 2000 to $ 11 in December 2000 and does not have the advantage of GM's good governance practices. These practices were instituted by GM director John Smale when he led the boardroom coup that ousted then-Chairman Robert Stempel in 1992. GM faced a $ 23 billion loss and avoided a close-call with bankruptcy.

This resolution applies to the corporate governance practices monitored by the Investor Responsibility Research Center in its "Annual Meeting" reports. This also includes the General Motors' Board 28 Guidelines on Significant Corporate Governance Issues.

After adoption this Resolution is not to be amended, modified or repealed, except as a separate resolution by a majority shareholder vote.

This proposal topic won an impressive 20% approval of GM shareholders at the 2000 shareholder meeting. This is of interest because this was the first time that this proposal topic was presented to GM shareholders for a vote. It is believed that this proposal will be of increasing interest to institutional investors and mutual funds who own 56% and 14% respectively of GM stock for a total 70% share.

These professional shareholders have greater resources to investigate the merits of new proposal topics and a fiduciary duty to their clients. At the 2001 meeting all shareholders will have the opportunity to gain increased awareness of the merit of this proposal. It is respectfully requested that GM announce the total 2001 vote in favor of this proposal based on the votes cast by all shareholders and a total vote cast by the institutional and mutual fund investor segment.

This proposal is also of greater interest this year due to the increased media attention to a possible spin-off of Hughes Electronics/DirecTV or other Hughes business combination.

What incentive is there for good corporate governance for GM spin-offs?

Some investors said that good governance will boost long-term performance. Others said good governance decreases the risk of bad news - and when trouble occurs, good-governance companies rebound faster.

Business Week

A recent survey by the international management consultancy McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

McKinsey warns that companies that fail to reform will find themselves at a competitive disadvantage in attracting capital to finance growth.

Wall Street Journal

To protect your stock value in future GM spin-offs, vote yes:

ENHANCE SPIN-OFF MANAGEMENT

GM SPIN-OFFS TO RETAIN GM'S GOOD CORPORATE STANDARDS

YES on 8

The Company is respectfully requested to insert the correct proposal number in the proxy materials.



EXHIBIT E

Kimberly-Clark

Ronald D. Mc Cray
Vice President
Associate General Counse
and Secretary

November 21, 2001

VIA EXPRESS MAIL

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi,

Thank you for your letter dated November 5, 2001, which was received by Kimberly-Clark Corporation (the "Company") on November 8, 2001. Included with your letter was a proposal, entitled "Shareholder Vote on Poison Pills" (the "Proposal"), that is intended for inclusion in the Company's proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials").

As you know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which an individual may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal an individual must have continuously held "at least $2,000 in market value . . . of the company's securities . . . for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

In our view, the true proponent of the Proposal is Mr. John Chevedden rather than you. We have not received any evidence demonstrating that Mr. Chevedden meets the eligibility requirements set forth in Rule 14a-8(b). Unless we receive such evidence, we intend to exclude the Proposal from the 2002 Proxy Materials. Please note that if you or Mr. Chevedden intend to submit any evidence demonstrating that Mr. Chevedden is eligible to submit the Proposal, such evidence must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 972-281-1217.

Very truly yours,

Ronald D. Mc Cray

cc: John Chevedden

Kimberly-Clark

Ronald D. Mc Cray
Vice President
Associate General Counsel
and Secretary

November 21, 2001

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden,

On November 8, 2001 Kimberly-Clark Corporation (the "Company") received a letter, dated November 5, 2001, from Mr. Nick Rossi, a shareholder of the Company. Included with Mr. Rossi's letter was a proposal, entitled "Shareholder Vote on Poison Pills" (the "Proposal"), that was intended for inclusion in the Company's proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). In Mr. Rossi's letter, he indicated that he had appointed you or your designee "to substitute for [Mr. Rossi], including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting." He also requested that "all future communications" be directed to you at the above address.

As you know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which an individual may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal an individual must have continuously held "at least $2,000 in market value . . . of the company's securities . . . for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

In our view, you, and not Mr. Rossi, are the true proponent of the Proposal. We have not received any evidence demonstrating that you meet the eligibility requirements set forth in Rule 14a-8(b). Unless we receive such evidence, we intend to exclude the Proposal from the 2002 Proxy Materials. Please note that if you or Mr. Rossi intend to submit any evidence demonstrating that you are eligible to submit the Proposal, such evidence must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 972-281-1217.

Very truly yours,

Ronald D. Mc Cray

cc: Nick Rossi

Wesley, John

From: McCray, Ron
Sent: Tuesday, November 27, 2001 8:02 AM
To: Wesley, John
Subject: FW: KMB & Proposal

Please handle.

-----Original Message-----
From: caravan west [mailto:santa66fe@yahoo.com]
Sent: Monday, November 26, 2001 10:45 PM
To: Ronald Mc Cray
Subject: KMB & Proposal

Dear Mr. Mc Cray,
In response to the company November 21, 2001 letter,
please confirm by email on Nov. 27 or Nov. 28 that the
company records list Mr. Nick Rossi with the the
required rule 14a-8 shares for the required period.
Thank you.
Sincerely,
John Chevedden
For Nick Rossi

cc:
Nick Rossi

Wesley, John

From: Wesley, John
Sent: Tuesday, November 27, 2001 6:11 PM
To: 'santa66fe@yahoo.com'
Cc: McCray, Ron
Subject: Nick Rossi

Mr. Chevedden:

Ron Mc Cray has asked me to respond to your e-mail message to him which we received this morning. I am confirming that according to Kimberly-Clark's records, Mr. Nick Rossi is the record owner of shares of Kimberly-Clark common stock in an amount that satisfies the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934. Mr. Rossi has held these shares for the period required by Rule 14a-8(b).

Kimberly-Clark continues to believe that you, rather than Mr. Rossi, are the true proponent of the proposal. According to our records, you are not a record holder of any shares of Kimberly-Clark common stock and no evidence of your beneficial ownership of qualifying shares has been provided to us.

We would appreciate receiving Mr. Rossi's telephone number so that we can communicate with him about this matter.

Sincerely,

John W. Wesley
Senior Counsel - Corporate Affairs
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
Phone: 972-281-1385
Fax: 972-281-1578
E-Mail: jwesley@kcc.com

Wesley, John

From: caravan west [santa66fe@yahoo.com]
Sent: Wednesday, November 28, 2001 3:10 PM
To: Wesley, John
Subject: KMB & Proposal

Dear Mr. Wesley,
Please advise by email on Nov. 28 or Nov. 29 the support for the belief you cite. If something needs to be done apparently it needs to have support.
Sincerely,
John Chevedden

cc:
Nick Rossi

Wesley, John

From: caravan west [santa66fe@yahoo.com]
Sent: Monday, December 03, 2001 2:03 AM
To: Wesley, John
Cc: Ronald Mc Cray
Subject: KMB & Proposal

Dear Mr. Wesley,

It appears that the company implicitly does not have any support for its belief concerning the control that Mr. Rossi has over his company stock, i.e. there was no company reply on Nov. 28 or Nov. 29. Please advise by email on Dec. 3 whether there is any further company input. We hope that the company has a shareholder-friendly policy to shareholder proposals.

Sincerely,
John Chevedden

cc:
Nick Rossi



John W. Wesley
Senior Counsel
Corporate Affairs

Via Federal Express:

December 6, 2001

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am responding to your recent e-mail messages. As you know, the SEC has created a framework within which shareholder proposals are to be handled. Nowhere in that framework does it contemplate that the Company is obligated to respond to your e-mail messages at all, much less in the artificially short time periods you are suggesting (same day or next day response). We will fully respond in accordance with the framework established by the SEC.

I can assure you that Kimberly-Clark takes all proposals from shareholders seriously and we are always open to discussing these issues with our shareholders. As you know, you are not a shareholder of Kimberly-Clark. We would appreciate receiving Mr. Rossi's telephone number so that we can communicate with him about this matter.

We will provide you with a copy of any materials we file with the SEC regarding this matter.

Sincerely,

John W. Wesley
Senior Counsel – Corporate Affairs

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Kimberly-Clark Corporation (KMB)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Kimberly-Clark Corporation no action request (NAR). It is believed that KMB must meet the burden of proof under rule 14a-8.

The following are believed to be examples of company fallacies, flaws, omissions, inconsistencies and/or lack of valid supporting information:

1) Mr. Rossi said he is listed in the local telephone book in the city listed in his shareholder proposal.
2) (Fallacy) A $10 billion company can be stumped by directory assistance:
It is not clear how one person, one thousand miles away, can prevent a $10 billion company from using directory assistance.
3) Yet the company repeatedly claims that, practically speaking, it has been prevented from using directory assistance.
4) Such a far-fetched claim by a $10 billion company could indicate that the company is not serious about rule 14a-8 and discredit other company claims
5) (Fallacy) Company ignorance of corporate governance current events is an asset under rule 14a-8:
The company appears to be ignorant of Mr. Rossi's consistent submittal of shareholder proposals at major companies during the last 10 years.
6) (Fallacy) The investor is expected to have extraordinary powers of prediction:
Contrary to what the company seems to expect, an individual shareholder is usually not able to predict whether the company will, or will not, have a pill at the time of the annual meeting.
7) The company seems to be missing a claim, plus elaboration, to support an inference that its 1988 pill is significantly different than a representative 1986 pill.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: KMB
Nick Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kimberly-Clark Corporation
Incoming Letter dated December 18, 2001

The proposal requests that the board of directors of Kimberly Clark "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that Kimberly-Clark may omit the proposal under rule 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Kimberly-Clark may omit the proposal from its proxy materials in reliance on rule 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Kimberly-Clark may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "even if our company . . ." and ends ". . . in the future";
- delete the discussion that begins "Pills adversely affect . . ." and ends "Robert Monks";
- delete the website address "www.cii.org/ciicentral/policies.htm";
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote," and provide a citation to a specific source, or delete all references to "institutional shareholders" in that paragraph;
- recast the statements that begin "A poison pill can insulate . . ." and end "it is appropriate" as the proponent's opinion;
- specifically identify the institutional investor support the proponent refers to in the two paragraphs following the header, "Institutional Investor Support Is High-Caliber Support," and provide a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in those two paragraphs; and

- provide a citation to a specific source for the sentence, "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes)," or delete the sentence.

Accordingly, unless the proponent provides Kimberly-Clark with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Kimberly-Clark omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor